Exhibit 99.1

Aesthetic Medical International Holdings Group Ltd. Announces Receipt of a Letter of Expected Delisting Determination From Nasdaq Staff and Intention to Request a Hearing before the Nasdaq Hearings Panel

Shenzhen, China, March 8, 2024 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that it will request a hearing before the Nasdaq Hearings Panel as the next step in the process in seeking an extension to satisfy the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) for continued listing on The Nasdaq Capital Market (“Nasdaq”).

Reference is made to the form 6-K of the Company filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2023 (the “Previous Disclosure”) in relation to the letter the Company received from the Listing Qualifications Staff (the “Staff”) of Nasdaq notifying that, as of September 5, 2023, the Company’s securities had a closing bid price less than US$1.00 per share for more than 30 consecutive trading days, which is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq. The Company was provided a 180-calendar day grace period to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

On March 6, 2024, the Company received a notification letter (the “Notification Letter”) from the Staff of Nasdaq stating that, the Company has not regained compliance with the Minimum Bid Price Rule within the 180-calendar day grace period and is not eligible for a second 180-calendar day grace period. Accordingly, the Staff had determined to delist the Company’s securities from Nasdaq unless the Company requests a hearing no later than 4:00 p.m. Eastern Time on March 13, 2024. The Company intends to timely submit the request for a hearing. This request will ordinarily stay any further action by the Staff and the Company’s securities are expected to continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net